Byron B. Rooney +1 (212) 450-4658 byron.rooney@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	CONFIDENTIAL TREATMENT REQUESTED BY KLARNA GROUP PLC PURSUANT TO 17 C.F.R. SECTION 200.83

April 1, 2025
FOIA CONFIDENTIAL TREATMENT REQUEST
The entity requesting confidential treatment is:
Klarna Group plc
10 York Road
London SE1 7ND
United Kingdom
Tel.: +44 8081 893 333
CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”
VIA EDGAR AND ELECTRONIC DELIVERY

RE:	Klarna Group plc
Registration Statement on Form F-1
File No. 333-285826
CIK No. 0002003292
Ms. Madeleine Joy Mateo
Mr. Christian Windsor
Mr. Lory Empie
Mr. Michael Volley
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561
Ladies and Gentlemen:
On behalf of our client, Klarna Group plc, a public company with limited liability incorporated pursuant to the laws of England and Wales (the “Company”), we are submitting this letter on a supplemental basis in order to facilitate the review by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission of the above referenced Registration Statement on Form F-1 (the “Registration Statement”).
We hereby advise the Staff that based on information currently available and current market conditions, the Company intends to offer its ordinary shares utilizing a price range where the low end of the range will not be lower than $[***] per ordinary share and where the high end of the range will not be higher than $[***] per ordinary share (the “Indicative Price Range”).

CONFIDENTIAL TREATMENT REQUESTED BY KLARNA GROUP PLC PURSUANT TO 17 C.F.R. SECTION 200.83
The anticipated price range and offering size remain subject to change. However, the Company believes that the Indicative Price Range will not be subject to significant change and that the bona fide price range included in the preliminary prospectus will be within the Indicative Price Range. The Company will include a bona fide estimated price range, as required by Item 501(b) of Regulation S-K, in an amendment to the Registration Statement to be filed prior to the commencement of the roadshow.
The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We respectfully reserve the right to request that this letter be returned to us at an earlier date.
Please do not hesitate to contact me at (212) 450-4658 or byron.rooney@davispolk.com or Daniel P. Gibbons at (212) 450-3222 or dan.gibbons@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Byron B. Rooney
Byron B. Rooney

cc:	Niclas Neglén, Chief Financial Officer of the Company
Daniel P. Gibbons, Davis Polk & Wardwell LLP

cc with redactions:	Office of Freedom of Information and Privacy Act Operations
Securities and Exchange Commission, Operations Center
100 F Street, North East
Mail Stop 2736
Washington, D.C. 20549

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